FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Principal Funds Distributor, Inc.
Year Ended December 31, 2024
With Report and Supplemental Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50200

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/24_____ AND ENDING _____12/31/24_____
                                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Principal Funds Distributor, Inc._

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 High Street
                                                             (No. and Street)

Des Moines	_IA_	_50392-0200_
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean T. Clines	_515-362-0839_	_Clines.Sean@principal.com_
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                                        (Name – if individual, state last, first, and middle name)

801 Grand Avenue, Suite 3100	_Des Moines_	_IA_	_50392_
(Address)	(City)	(State)	(Zip Code)

_10/20/2003_	_42_
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, _____ Sean T. Clines _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Principal Funds Distributor, Inc. _____, as of _____ December 31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

Notary Public

ANNA MARIE PINS
Commission Number 180209
My Commission Expires
July 12, 2025

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [X] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [X] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [X] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2024

Contents



Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Principal Funds Distributor, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principal Funds Distributor, Inc. (the Company) as of December 31, 2024, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness



**Shape the future
with confidence**

and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

Ernst & Young LLP

Des Moines, Iowa
February 26, 2025

Principal Funds Distributor, Inc.

Statement of Financial Condition

		December 31 2024
Assets		
Cash and cash equivalents	$	48,332,128
Receivables from:		
Affiliates		9,912,154
Others		192,062
Total receivables		10,104,216
Deferred sales commissions		2,597,921
Income tax receivable under tax allocation agreement		3,379,676
Deferred income tax asset, net		5,336,816
Other assets		211,066
Total assets	$	69,961,823
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	12,352,855
Payables to:		
Principal Life Insurance Company		18,185,854
Other affiliates		5,034,391
Total liabilities		35,573,100
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares		100,000
Additional paid-in capital		1,255,027,433
Accumulated deficit		(1,220,738,710)
Total stockholder's equity		34,388,723
Total liabilities and stockholder's equity	$	69,961,823

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Operations

		Year Ended December 31
		2024
Revenues		
Distribution fees (12b-1 fees) from Affiliates	$	102,130,277
Distribution fees (12b-1 fees) from Non Affiliates	$	4,518,697
Underwriting fees	$	2,161,596
Contingent deferred sales charges	$	3,106,982
Other revenue	$	2,426,715
Total revenues	$	114,344,267
Expenses		
Distribution expenses (12b-1 fees)	$	104,639,200
Compensation and related expenses	$	64,697,817
Amortization of deferred sales commissions	$	4,607,293
General and administrative expenses	$	60,348,005
Total expenses	$	234,292,315
Loss before income tax benefit	$	(119,948,048)
Income tax benefit	$	29,571,896
Net loss	$	(90,376,153)

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2024	$ 100,000	$ 1,169,461,272	$ (1,130,110,900)	$ 39,450,372
Net loss	$ –	$ –	$ (90,376,153)	$ (90,376,153)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	$ –	$ 2,566,161	$ (251,657)	$ 2,314,503
Capital contributions from Principal Global Investors Holding Company (US) LLC	$ –	$ 83,000,000	$ –	$ 83,000,000
Balance at December 31, 2024	$ 100,000	$ 1,255,027,433	$ (1,220,738,710)	$ 34,388,723

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Cash Flows

		Year Ended December 31 2024
Operating activities		
Net loss	$	(90,376,153)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		4,607,293
Allocation of stock-based compensation		2,566,161
Equity distribution in the form of common stock to employees		(251,657)
Deferred income taxes, net		(221,497)
Depreciation		142,970
Sales commissions deferred		(4,954,662)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement		59,493
Receivables from affiliates		(502,463)
Other receivables		(13,949)
Other assets		34,987
Accounts payable and accrued expenses		1,289,924
Operating leases		(134,901)
Payable to Principal Life Insurance Company		2,468,647
Payable to other affiliates		298,625
Net cash used in operating activities		(84,987,182)
Financing activities		
Capital contributions from PGI HC (US)		83,000,000
Net cash provided by financing activities		83,000,000
Net decrease in cash and cash equivalents		(1,987,182)
Cash and cash equivalents at beginning of year		50,319,310
Cash and cash equivalents at end of year	$	48,332,128

Principal Funds Distributor, Inc.

Notes to Financial Statements

December 31, 2024

1. Organization and Nature of Business

Principal Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the State of Washington and is a wholly owned subsidiary of Principal Global Investors Holding Company US LLC ("PGIHC US"). PGIHC US is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"). The Company serves as the principal contracted distributor of the Principal Mutual Funds ("the Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

Reporting Segment

The Company is engaged in a single line of business as the principal contracted distributor of the Principal Mutual Funds ("The Funds"). The Company's revenue is derived from providing distribution and underwriting services to the Funds. Footnote 2, Summary of Significant Accounting Policies, provides information relating to the Company's significant accounting policies associated with assets, revenues, and expenses.

The Company has identified its President, Chief Financial Officer, and Financial and Operations Principal as the chief operating decision makers ("CODM's"), who use net income to evaluate the results of the business and manage the Company. Additionally, the CODM's use excess net capital (see Supplement Schedule 1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. With the CODM's managing the business activities using information of the Company as a whole, the Company's operations constitute a single operating segment and therefore, a single reportable segment. The Statement of Operations summarizes total revenue and significant expense detail.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits and short-term pooled funds, maturities of three months or less. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on SOFR+10.

Revenue Recognition

The majority of the Company's revenues are derived from distribution services provided to the Principal Funds, where each service is a distinct performance obligation, or a series of distinct obligations in that the services are substantially the same and have the same pattern of transfer to the customer. Distribution (12b-1) fees received are largely based upon contractual rates applied to the market value of the client's portfolio and are considered variable compensation as they can fluctuate based on market value and other constraints. These fees are accrued each month based on the fee terms within the applicable agreements and are settled monthly. Underwriting fees and Contingent Deferred Sales Charges are earned at a point in time as they are based on a single sale, which satisfies the service obligation. The fee rates and conditions are described within the applicable agreements and are booked as revenues are earned. The revenues related to contracts with customers are presented separately within the Statement of Operations.

Additionally, the Company enters into selling agreements with financial intermediaries to distribute shares of the Principal Funds and pays to the selling broker-dealers a portion of the fees the Company receives, such fees are booked as expense in the month they are owed. Certain costs paid to the selling broker-dealers to obtain the contract are capitalized and amortized on a straight-line basis over the time period the cost is expected to be recovered, these deferred costs consist primarily of commissions. Commission costs related to sales of Class C and certain Class A mutual funds shares are capitalized and amortized over each Class's contingent deferred sales charge (CDSC) period as stated in the funds' prospectus. The deferred sales commissions for Class C and Class A are amortized over the time period the cost is expected to be recovered using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a sales load, typically for Class A share purchases that exceed a specified investment level. The costs paid to selling broker-dealers are presented separately within the Statement of Operations.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws.

Principal Funds Distributor, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Allowance for Credit Loss

The Company estimates lifetime expected credit losses considering available relevant information about historical events, current conditions and reasonable and supportable forecasts.

The Company's evaluation included but was not limited to evaluating receivable balances within scope of the guidance carried at book value for credit losses using judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Based on the Company's evaluation of both historical experience and evaluating future scenarios, the Company determined the likelihood of credit related losses are extremely remote for the current year. As such, based on this scenario and the immaterial nature of receivables, the Company did not record an allowance.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Related-Party Transactions

The Company receives distribution (Rule 12b-1) fees for distribution services provided to mutual funds. The majority of the revenue recorded by the Company is for distribution services provided to the Principal Funds. Pursuant to the terms of agreements approved by the Principal Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each Fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Principal Funds related to these services totaled $8,778,642 at December 31, 2024. Fees the Company received under the provisions of Rule 12b-1 from the Principal Funds is listed as distribution fees (12b-1 fees) from affiliates within the Statement of Operations. In addition, the Company pays to selling broker-dealers a portion of these fees which are listed as distribution expenses (12b-1 fees) within the Statement of Operations. The Company is affiliated with Principal Securities, Inc. ("PSI") through common ownership and management. Distribution expenses (12b-1 fees), deferred sales commissions, and general and administrative expenses paid to PSI for the sale of shares of mutual funds totaled $65,978,308 for the year ended December 31, 2024.

3. Related-Party Transactions (continued)

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company ("PLIC"). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC include a portion of the distribution expenses, compensation and related expenses, and general and administrative expenses set forth within Statement of Operations, and for the year ended December 31, 2024 totaled $141,582,998.

The Company had an operating lease for office space with a lease term period through September 2026. The Company had adopted the authoritative guidance requiring lessee recognition of lease assets and lease liabilities on the balance sheet. In 2024, PLIC reviewed on its behalf and on behalf of many subsidiaries, policies related to leases, and acceleration of depreciation and capitalization. As a result of PLIC's evaluation, the Company's operating lease for office space was terminated, and the Company fully amortized its lease asset and lease liability in 2024. Termination fees associated with the termination of the lease for office space was paid by PLIC and amounted to $894,901.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $2,566,161 to the Company for the year ended December 31, 2024. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company receives capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $83,000,000 for the year ended December 31, 2024.

4. Income Taxes

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent. If instead of preparing its financial statements as a tax division of PFG, the Company were to follow a separate taxpayer approach, the financial statements may be impacted with the most significant impact being the Company may not be able to realize the full benefit of its state NOL.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements from PFG of $29,448,290 during 2024. The Company's tax receivable balance is due from PFG.

Principal Funds Distributor, Inc.

Notes to Financial Statements (continued)

4. Income Taxes (continued)

The Company's income tax expense was as follows for the year ended December 31, 2024:

Current income taxes (benefits):		
U.S. federal	$	**(23,409,062)**
State		**(5,941,337)**
Total current income taxes (benefits)		**(29,350,399)**
Deferred income taxes (benefits):		
U.S. federal		**(253,699)**
State		**32,202**
Deferred income taxes (benefits)		**(221,497)**
Total income taxes (benefits)	$	**(29,571,896)**

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2024:

U.S. corporate income tax rate	**21.0%**
State tax	**3.9**
Employee benefits and related items	**0.2**
Nondeductible meals and entertainment	**(0.4)**
Effective income tax rate	**24.7%**

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2024 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2024.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

4. Income Taxes (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Our significant components of net deferred income taxes were as follows:

Deferred income tax assets:		
Net operating loss	$	3,316,982
Stock compensation		959,439
Deferred compensation		1,446,096
Other deferred income tax assets		87,395
Total deferred income tax assets		5,809,912
Deferred income tax liabilities:		
Deferred sales commissions		(419,601)
Prepaid expenses		(53,495)
Total deferred income tax liabilities		(473,096)
Total net deferred income tax assets	$	5,336,816

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

Income tax returns are filed in U.S. federal jurisdiction as well as various states and foreign jurisdictions where we and one or more of our subsidiaries conduct business. Although determined by jurisdiction, with few exceptions our tax uncertainties relate primarily to U.S. federal income tax matters. The IRS has completed examination of our consolidated U.S. federal income tax returns for years prior to 2015.

The U.S. federal statute of limitations has expired for years prior to 2015. The IRS is currently auditing our U.S. federal income tax returns for tax years 2015-2018 and 2019-2022. The statutes remain open through normal statute ex tensions. We do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

We believe we have adequate defenses against, or sufficient provisions for, contested issues, but final resolution could take several years depending on whether legal remedies are pursued. Consequently, we do not believe issues that might arise in tax years subsequent to 2014 will have a material impact on our net income.

Principal Funds Distributor, Inc.

Notes to Financial Statements (continued)

5. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission (SEC), FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2024, the Company had net capital of $17,408,132 which was $17,158,132 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3 as the Company relies on Footnote 74 of the SEC Release No. 34-70073.

Supplemental Information

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2024

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$34,388,723
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			34,388,723
4. Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities			34,388,723
6. Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$16,980,591	
	B. Secured demand note deficiency	–	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
	D. Other deductions and/or charges	–	(16,980,591)
7. Other additions and/or allowable credits			–
8. Net Capital before haircuts on securities positions			$17,408,132
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments	–	
	B. Subordinated securities borrowings	–	
	C. Trading and investment securities:		
	1. Exempted securities	–	
	2. Debt securities	–	
	3. Options	–	
	4. Other securities	–	
	D. Undue concentration	–	
	E. Other	–	–
10. Net Capital			$17,408,132

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2024

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ —
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	17,158,132
26.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	17,108,132

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2024

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA as of December 31, 2024.

Principal Funds Distributor, Inc.

Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3

December 31, 2024

Exemptive Provision

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 for the determination of reserve requirements.

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company does not carry accounts of or for customers; nor does the Company carry PAB accounts (as defined in Rule 15c3-3).

Principal Funds Distributor, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 as it relates to the possession and control requirements.

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company does not carry accounts of or for customers; nor does the Company carry PAB accounts (as defined in Rule 15c3-3).



Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Principal Funds Distributor, Inc:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Principal Funds Distributor, Inc (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2024 with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2024.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Not applicable as there were no adjustments reported in Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal truncating cents resulting in rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 26, 2025



Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Principal Funds Distributor, Inc.

We have reviewed management's statements, included in the accompanying Principal Funds Distributor, Inc. Exemption Report, in which Principal Funds Distributor, Inc. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company throughout the most recent fiscal year ended December 31, 2024, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



**Shape the future
with confidence**

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 26, 2025



Principal Funds Distributor, Inc. Exemption Report

Principal Funds Distributor, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company throughout the most recent fiscal year ended December 31, 2024, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

Principal Funds Distributor, Inc.

I, Sean Clines, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Chief Financial Officer Principal Funds Distributor, Inc.

February 26, 2025